UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
3PAR INC.
(Name of Subject Company (Issuer))
DELL TRINITY HOLDINGS CORP.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88580F 10 9
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (512) 338-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey J. Rosen
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$1,936,725,558	$138,088.53

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 63,128,839 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $27.00 per share, which is the offer price, plus (ii) $201,917,967, which is the intrinsic value of the outstanding options (i.e., the excess of $27.00 over the per share exercise price).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $138,088.53	Filing Party: Dell Inc.
Dell Trinity Holdings Corp.
Form of Registration No.: Schedule TO-T	Date Filed: August 23, 2010
Schedule TO-T/A	August 26, 2010
Schedule TO-T/A	August 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 11.	Additional Information	3

SIGNATURE		4

This Amendment No. 3 (this “Amendment No. 3”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 23, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) by (i) Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and restated as follows:

On August 26, 2010, a purported class complaint was filed in the Superior Court of the State of California, County of Alameda, against 3PAR and all of the current members of 3PAR’s Board of Directors. The complaint names Dell as a defendant as well. The plaintiff, Steamfitters Local 449 Pension Fund, claims to be a stockholder of 3PAR and seeks to represent a class consisting of all public stockholders of 3PAR. Among other things, the complaint, captioned Steamfitters Local 449 Pension Fund v. 3PAR Inc., et al., Case No. RG10533399, generally alleges that the members of 3PAR’s Board of Directors breached their fiduciary duties by failing to maximize shareholder value in negotiating and approving the proposed transaction with Dell, and further alleges that 3PAR and Dell aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification and to preliminarily and permanently enjoin the proposed transaction with Dell.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
Name:     Janet B. Wright

Title:	Assistant Secretary

DELL TRINITY HOLDINGS CORP.

By:	/s/ Janet B. Wright
Name:     Janet B. Wright

Title:	Vice President and Assistant Secretary

Date: August 30, 2010

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